EXHIBIT 23.3
Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Covad Communications Group, Inc. for the registration of its common stock, preferred stock, debt securities and warrants with an aggregate initial offering price of up to $150,000,000 and to the incorporation by reference therein of our report dated February 12, 2004 (except for (i) the fourth and twelfth paragraphs of Note 13 and (ii) Note 14, as to which the dates are May 11, 2004 and May 27, 2004, respectively), with respect to the consolidated financial statements of Covad Communications Group, Inc. as of December 31, 2003, and for each of the two years in the period ended December 31, 2003, included in its Annual Report (Form 10-K) for the year ended December 31, 2004, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Walnut Creek, California
October 11, 2005